[GCom2 Solutions Letterhead]



                                                     October 18, 2004


VIA EDGAR

Filing Desk
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:   ACP Funds
               File No. 811-21324

Ladies and Gentlemen:


     October 1, 2004, the SEC received a filing which referenced an incorrect CCC and CIK number. The information related to the filing is listed below:

            Company name:  ACP Continuum Return Fund II LLC
            Central Index Number: 0001166260
            Accession Number:  0000935069-04-001615


     Please disregard the filing referenced above and accept the accompanying filing and amended SIF file as the correct file.

     Please do not hesitate to contact the undersigned (610-676-3456)if you have any questions regarding this filing.


                                            Very truly yours,

                                            /s/ Patrice Banchi
                                            ---------------------
                                            Patrice Banchi